Condensed Consolidated Interim Financial Statements

Prepared by Management

Second Quarter Report
Six Months Ended June 30, 2011 and 2010

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited-Prepared by Management)
(expressed in thousands of US dollars)

		June 30,	December 31,	January 1,
		2011	2010	2010
	Notes		(Note 17)	(Note 17)
ASSETS
Current assets
Cash and cash equivalents		$77,741	$68,037	$26,702
Short term investments		31,164	20,009	-
Available for sale investments	3	10,480	3,632	4,521
Accounts receivable and prepaids	4	11,392	10,299	7,467
Inventories	5	17,568	12,883	6,032
Due from related parties	6	224	218	243
Total current assets		148,569	115,078	44,965
Long term deposits		600	778	1,153
Mineral property, plant and equipment	7	80,300	71,241	55,425
Total assets		$229,469	$187,097	$101,543

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$10,077	$9,464	$5,230
Current portion of promissory note		-	231	231
Accrued interest on convertible debentures	8	-	-	254
Income taxes payable		4,935	3,260	545
Total current liabilities		15,012	12,955	6,260

Promissory note		-	56	248
Provision for reclamation and rehabilitation		2,539	2,524	2,018
Deferred income tax liability		17,073	13,323	7,945
Liability portion of convertible debentures	8	-	-	3,666
Derivative liabilities	10	23,869	29,348	29,749
Total liabilities		58,493	58,206	49,886

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 84,424,000 shares (2010 - 80,720,420 shares)	Page 4	231,633	205,862	109,413
Contributed surplus	Page 4	6,498	7,793	7,319
Accumulated comprehensive income	Page 4	1,595	1,444	537
Deficit		(68,750)	(86,208)	(65,612)
Total shareholders' equity		170,976	128,891	$51,657
Total liabilities and shareholders' equity		$229,469	$187,097	$101,543

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Endeavour Silver Corp.	Page - 2 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited- Prepared by Management)
(expressed in thousands of US dollars, except for shares and per share amounts)

		Three Months Ended		Six Months Ended
		June 30,	June 30,	June 30,	June 30,
	Notes	2011	2010	2011	2010

Revenue		$36,363	$19,692	$71,715	$37,944

Cost of sales:
Direct production costs		12,109	9,752	22,468	18,690
Royalties		631	515	1,076	743
Stock-based compensation		132	265	167	320
Amortization and depletion		4,247	2,905	8,190	6,044
		17,119	13,437	31,901	25,797
Mine operating earnings		19,244	6,255	39,814	12,147
Expenses:
Exploration	11	2,592	1,558	3,725	2,464
General and administrative	12	2,900	2,372	5,145	4,119
		5,492	3,930	8,870	6,583
Operating earnings		13,752	2,325	30,944	5,564
Mark-to-market (gain) loss on derivative liabilities	10	(6,334)	1,761	7,631	(3,846)
Finance costs	13	7	1,329	19	2,478
Other income (expense):
Foreign exchange		(118)	(608)	1,569	41
Investment and other income		2,782	142	3,018	216
		2,664	(466)	4,587	257

Earnings (loss) before income taxes		22,743	(1,231)	27,881	7,189
Income tax expense:
Current income tax expense (recovery)		3,930	(258)	7,261	101
Deferred income tax expense		1,847	2,235	3,169	3,574
		5,777	1,977	10,430	3,675

Net earnings (loss) for the period		16,966	(3,208)	17,451	3,514

Other comprehensive income, net of tax
Net change in fair value of available for sale investments	3	(237)	71	151	614
		(237)	71	151	614
Comprehensive income (loss) for the period		16,729	(3,137)	17,602	4,128

Basic earnings (loss) per share based on net earnings		$0.20	$(0.05)	$0.21	$0.06
Diluted earnings per share based on net earnings	9 (d)	$0.12	$(0.05)	$0.21	$0.03

Basic weighted average number of shares outstanding		83,593,669	62,355,945	82,429,259	61,742,936
Diluted weighted average number of shares outstanding	9 (d)	88,777,750	62,355,945	84,375,931	67,889,360

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Endeavour Silver Corp.	Page - 3 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, except share amounts)

					Accumulated
					other
		Number of	Share	Contributed	comprehensive		Total
	Note	shares	Capital	Surplus	income (loss)	Deficit	Equity
January 1, 2010		60,626,203	$109,413	$7,319	$537	$(65,612)	$51,657
Exercise of options	9 (b)	636,400	2,330	(885)			1,445
Exercise of warrants	9 (c), 10 (a)	315,494	933	(203)			730
Exercise of convertible debentures	8, 10 (b)	1,352,094	4,901				4,901
Issued through stock bonus plan		29,000	109				109
Issued on acquisition of mineral properties		71,428	240				240
Share appreciation rights		41,789	197	(197)			-
Stock based compensation	9 (b)			2,258			2,258
Unrealized gain (loss) on available for sale assets					661		661
Realized gain (loss) on available for sale assets					(47)		(47)
Expiry and forfeiture of options				(145)		145	-
Earnings (loss) for the six months						3,514	3,514
June 30, 2010		63,072,408	118,123	8,147	1,151	(61,953)	65,468

Issued on public offering		8,710,000	49,310	-			49,310
Exercise of options	9 (b)	1,126,100	4,750	(2,135)			2,615
Exercise of warrants	9 (c), 10 (a)	1,827,267	12,952	(153)			12,799
Exercise of convertible debentures	8, 10 (b)	5,306,288	18,190	-			18,190
Issued through stock bonus plan		12,500	84	-			84
Issued on acquisition of mineral properties		570,776	2,118	-			2,118
Share appreciation rights		95,081	335	(335)			-
Stock based compensation				2,271			2,271
Unrealized gain (loss) on available for sale assets					441		441
Realized gain (loss) on available for sale assets					(148)		(148)
Expiry and forfeiture of options				(2)	-	2	-
Earnings (loss) for the six months		-	-			(24,257)	(24,257)
December 31, 2010		80,720,420	205,862	7,793	1,444	(86,208)	128,891

Exercise of options	9 (b)	1,635,000	7,164	(2,506)			4,658
Exercise of warrants	9 (c), 10 (a)	1,973,750	18,130	(206)			17,924
Issued through stock bonus plan		(1,000)	(7)				(7)
Cancelled escrow shares	9 (a)	(93,750)					-
Issued on acquisition of mineral properties		-					-
Share appreciation rights		189,580	484	(484)			-
Stock based compensation	9 (b)			1,908			1,908
Unrealized gain (loss) on available for sale assets					242		242
Realized gain (loss) on available for sale assets					(91)		(91)
Expiry and forfeiture of options				(7)	-	7	-
Earnings (loss) for the six months						17,451	17,451
June 30, 2011		84,424,000	$231,633	$6,498	$1,595	$(68,750)	$170,976

Endeavour Silver Corp.	Page - 4 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, except share amounts)

		Three Months Ended		Six Months Ended
		June 30	June 30	June 30	June 30
	Notes	2011	2010	2011	2010

Operating activities
Net earnings (loss) for the period		$16,966	$(3,208)	$17,451	$3,514
Items not affecting cash:
Stock-based compensation	9	1,558	1,611	1,901	2,258
Depreciation and depletion		4,280	2,946	8,261	6,127
Deferred income tax provision		2,428	2,224	3,750	3,574
Unrealized foreign exchange gain		(350)	(130)	(1,470)	(217)
Mark to market loss (gain) on derivative liability	10	(6,334)	1,761	7,631	(3,846)
Loss on conversion of convertible debentures	8	-	693	-	1,121
Finance costs	13	7	625	15	1,334
(Gain) loss on marketable securities		91	(47)	91	(47)
Taxes paid		4,102	776	4,523	926
Net changes in non-cash working capital	14	(1,493)	(3,998)	(6,258)	(8,938)
Cash from (used for) operations		21,255	3,253	35,895	5,806

Investing activites
Property, plant and equipment expenditures		(12,004)	(6,993)	(19,368)	(12,771)
Investment in short term investments		(4,942)	-	(18,571)	(1,021)
Proceeds from sale of marketable securities		631	1,218	631	1,218
Proceeds from long term deposits		178	-	178	-
Cash used in investing activities		(16,137)	(5,775)	(37,130)	(12,574)

Financing activities
Common shares issued, net of issuance costs	9	4,837	1,019	9,472	1,902
Interest paid	13	-	(301)	-	(625)
Cash from financing activites		4,837	718	9,472	1,277

Effect of exchange rate change on cash and cash equivalents		(87)	(365)	1,467	165
Increase (decrease) in cash and cash equivalents		9,955	(1,804)	8,237	(5,491)
Cash and cash equivalents, beginning of period		67,873	23,545	68,037	26,702
Cash and cash equivalents, end of period		$77,741	$21,376	$77,741	$21,376

See note 14 for supplementary cash flow information.

Endeavour Silver Corp.	Page - 5 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

1.	BASIS OF PRESENTATION AND FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

In 2010, the Canadian Institute of Chartered Accountants Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”) and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, we have commenced reporting on this basis in these condensed consolidated interim financial statements.

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting and IFRS 1, First-Time Adoption of International Financial Reporting Standard. Subject to certain transition elections disclosed in Note 17, we have consistently applied the same accounting policies in our opening IFRS balance sheet as at January 1, 2010 and throughout all periods presented, as if the policies had always been in effect. Note 17 discloses the impact of the transition from Canadian Generally Accepted Accounting Principles to IFRS on our reported financial position, operating earnings and cash flows, including the nature and effect of significant changes in accounting policies from those used in our consolidated financial statements for year ended December 31, 2010. IFRS 1, which governs the first-time adoption of IFRS, generally requires accounting policies to be applied retrospectively to determine the opening balance sheet on our transition date of January 1, 2010 and allows certain exemptions on transition to IFRS. The elections that are considered significant to the Company and we have applied are disclosed in Note 17.

The policies applied in these condensed consolidated financial statements are presented in Note 2 and are based on IFRS issued and outstanding as of July 28, 2011, the date the Board of Directors approved the financial statements. Any subsequent changes to IFRS that are given effect in our annual consolidated financial statements for the year ended December 31, 2011 could result in restatement of these condensed consolidated interim financial statements. None of these standards are expected to have a significant effect on the consolidated financial statements.

These condensed interim consolidated financial statements are presented in the Company’s functional currency of US dollars including the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated.

2.	SIGNIFICANT ACCOUNTING POLICIES

	(a)	Currency Translation

The functional and reporting currency for the Company and its subsidiaries is the United States dollar. Transactions in currencies other than an entity’s functional currency are recorded at the rates of exchange prevailing on dates of transactions. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined. Non-monetary items that are measured in terms of historical costs in a foreign currency are not re- translated. Foreign currency translation differences are recognized in profit or loss, except for differences on the re - translation of non -monetary available-for-sale instruments which are recognized in other comprehensive income.

	(b)	Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management judgement relate to the determination of mineralized reserves, plant and equipment lives, estimating the fair values of financial instruments and derivatives, estimating the fair value of convertible debentures components, impairment of long-lived assets, reclamation and rehabilitation provisions, valuation allowances for future income tax assets, and assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ materially from those estimates.

	(c)	Financial instruments

Financial assets and financial liabilities, including derivatives, are measured at fair value on initial recognition and recorded on the balance sheet. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held -to-maturity, loans and receivables or other financial liabilities.

Endeavour Silver Corp.	Page - 6 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

Financial assets and liabilities held for trading are measured at fair value with changes in those fair values recognized in net earnings . Financial assets and financial liabilities considered held-to -maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value. Changes in the fair values of derivative instruments are recognized in net earnings.

Realized gains and losses on short term metal derivative transactions are presented as Investment and other income.

(d)	Fair value of financial instruments

The fair values of the Company’s cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximate their carrying values due to their short terms to maturity. Short term investments, marketable securities and Notes are recorded at fair value with unrealized gains and losses at the reporting date recognized in comprehensive income unless unrealized losses are indicative of other than temporary impairments in value.

(e)	Cash and cash equivalents
Cash and cash equivalents consist of deposits in banks and highly liquid investments with an original maturity at the date of the purchase of ninety days or are readily convertible into cash.

(f)	Marketable securities

Marketable securities include investments in shares of companies and other investments capable of reasonably prompt liquidation. Share investments are classified as available-for-sale and carried at fair value with unrealized gains and losses at the reporting date recognized in comprehensive income.

(g)	Inventories

Product inventories are valued at the lower of average production cost and net realizable value. Work-in-process inventories, including ore stockpiles are valued at the lower of average production cost and net realizable value, after an allowance for further processing costs. Finished goods inventory characterized as Dore bars or concentrate is valued at the lower of average production costs and net realizable value. Materials and supplies are valued at the lower of cost and replacement cost. Similar inventories within the consolidated group are measured using the same method, and the reversal of previous write-downs to net realizable value is required when there is a subsequent increase in the value of inventories.

(h)	Mineral properties, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of mineral properties, plant or equipment items consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which is located. Mineral properties include direct costs of acquiring properties (including option payments) and costs incurred directly in the development of properties once the technical and commercial feasibility has been established. Exploration expenditures where commercial feasibility has not been established on the property are expensed.

Where an item of plant and equipment comprises major components with different useful lives; the components are accounted for as separate items of plant and equipment.

Plant and equipment are recorded at cost and amortized using the straight-line method at rates varying from 10% to 30% annually. The accumulated costs of mineral properties that are developed to the stage of commercial production are amortized using the units of production basis using proven and probable reserves (as defined by National Instrument 43-101).

The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for property, plant and equipment and any changes arising from the assessment are applied by the Company prospectively.

(i)	Impairment

The Company’s tangible assets are reviewed for an indication of impairment at each statement of financial position date. If indication of impairment exists, the asset’s recoverable amount is estimated. An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Impairment losses are recognized in profit and loss for the period.

Endeavour Silver Corp.	Page - 7 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss with respect to goodwill is never reversed.

Management periodically reviews the carrying value of its mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, anticipated future prices, anticipated future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the general likelihood that the Company will continue exploration. The Company does not set a pre-determined holding period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are re -evaluated to determine if future exploration is warranted and their carrying values are appropriate.

If any area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

(j)	Reclamation and rehabilitation obligations

The Company recognizes provisions for statutory, contractual, constructive or legal obligations associated with the decommissioning and reclamation of mineral property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. A liability is recognized at the time environmental disturbance occurs and the resulting costs are capitalized to the corresponding asset. The provision for reclamation and rehabilitation obligations is estimated using expected cash flows based on engineering and environmental reports prepared by third-party industry specialists and is discounted at a pre-tax rate specific to the liability. The capitalized amount is amortized on the same basis as the related asset. The liability is adjusted for the accretion of the discounted obligation and any changes in the amount or timing of the underlying future cash flows.

In subsequent periods, the liability is adjusted for any changes in the amount or timing of the estimated future cash costs and for the accretion of discounted underlying future cash flows. The unwinding of the effect of discounting the provision is recorded as a finance cost in the income statement.

(k)	Revenue recognition

Mineral revenue, based upon prevailing metal prices, is recognized upon delivery when title and risk of ownership of metals or metal bearing concentrate passes to the buyer and when collection is reasonably assured. Revenue is subject to adjustment upon final settlement of metal prices, weights and assays. Historically any such adjustments have been insignificant.

(l)	Stock based payments

The Company has a share option plan which is described in Note 9(b). The Company records all stock-based compensation for options using the fair value method with graded vesting. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged over the vesting period. The amount recognized as an expense is adjusted to reflect the actual number of share options for which the related service and vesting conditions are met. The offset is credited to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital. For those options that expire or are forfeited after vesting, the amount previously recorded in contributed surplus is transferred to retained deficit.

Endeavour Silver Corp.	Page - 8 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

(m)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Deferred tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Deferred tax assets are recognized to the extent that recovery is considered probable.

(n)	Earnings per share

Basic earnings per share is computed by dividing the loss available to common shareholders by the weighted average number of shares outstanding during the period. For all periods presented, profit available to common shareholders equals the reported profit . The Company uses the treasury stock method for calculating diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year.

3.	AVAILABLE FOR SALE INVESTMENTS

	June 30	December 31	January 1
	2011	2010	2010
Notes receivable	$4,058	$3,551	$2,476

Investment in marketable securities, at cost	6,732	35	1,828
Unrealized gain on marketable securities	(327)	41	150
Unrealized foreign exchange gain	17	5	67
	$10,480	$3,632	$4,521

At June 30, 2011 the Company held Canadian dollar denominated restructured Asset Backed Commercial Paper Notes (the “Notes”) that were obtained in February 2009 from the restructuring of Canadian Asset Backed Commercial Paper (“ABCP”).

All Amounts Cdn $				June 30, 2011	Dec 31, 2010	Jan 1, 2010
Notes	Maturity Dates	Interest Rate	Face Amount	Market Value	Market Value	Market Value
MAV II Class A-1	July 15, 2056	BA - 0.5%	$3,219	$2,604	$2,334	$1,629
MAV II Class A-2	July 15, 2056	BA - 0.5%	1,093	831	705	525
MAV II Class B	July 15, 2056	BA - 0.5%	198	132	84	-
MAV II Class C	July 15, 2056	BA + 20.0%	140	52	15	-
IA Tracking Class 15		BA - 0.5%	464	439	413	322
			$5,114	$4,058	$3,551	$2,476

The Company has classified the Notes as Level 1 in the fair value hierarchy and as available for sale. Management has recorded the Notes at their estimated fair market value with the impact of fair value fluctuations and any related foreign exchange gains or losses recognized in other comprehensive income, unless such gains or losses are declines in value that are concluded to be other than temporary, in which case the declines will be charged to operations. The fair value of available for sale investments are determined based on a market approach reflecting the closing price of each particular security at the closing balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security.

Endeavour Silver Corp.	Page - 9 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

4.	ACCOUNTS RECEIVABLE AND PREPAIDS

	June 30	December 31	January 1
	2011	2010	2010

IVA receivables	$7,286	$7,895	$4,497
Income tax receivables	127	124	1,869
Other receivables	491	219	73
Prepaids and advances	3,488	2,061	1,028
	$11,392	$10,299	$7,467

5.	INVENTORIES

	June 30	December 31	January 1
	2011	2010	2010

Warehouse inventory	$4,150	$3,703	$2,446
Stockpile inventory (1)	9,284	6,492	1,380
Finished Goods inventory (2)	3,781	2,393	1,810
Work in process inventory	353	295	396
	$17,568	$12,883	$6,032

(1)	The Company has stockpiled 125,000 tonnes of mined ore as of June 30, 2011 (December 31, 2010 – 110,000 tonnes)
(2)

The Company held 177,935 silver ounces and 2,291 gold ounces as of June 30, 2011 (December 31, 2010 - 127,097 and 957, respectively). These ounces are carried at cost, however as at June 30, 2011, the quoted market value of the silver is $6,231 (December 31, 2010 - $3,893) and the quoted market value of the gold is $3,448 (December 31, 2010 - $1,346)

6.	RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with related party companies and from time to time will incur third party costs on behalf of the related parties on a full cost recovery basis. The Company has a $105 receivable related to administration costs outstanding as of June 30, 2011 (December 31, 2010 – $104).

The Company has a $119 receivable related to 2008 property tax payments and the initial Rico Chico option payment outstanding as of June 30, 2011 (December 31, 2010 - $114).

The Company paid $93 for legal services to a legal firm with a common member of management (June 30, 2010 - $49). The Company has a $20 payable related to legal costs outstanding as of June 30, 2011 (December 31, 2010 - $39).

Endeavour Silver Corp.	Page - 10 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

7.	MINERAL PROPERTY, PLANT AND EQUIPMENT

(a)	Mineral property, plant and equipment comprise:

	June 30, 2011			December 31, 2010			January 1, 2010
		Accumulated	Net book		Accumulated	Net book	Net book
	Cost	amortization	value	Cost	amortization	value	value
Properties	$78,211	$37,398	$40,813	$68,357	$29,728	$38,629	$30,774
Plant	28,960	7,496	21,464	24,583	6,582	18,001	12,778
Machinery and equipment	19,112	4,301	14,811	15,278	3,347	11,931	9,366
Transportation	1,456	872	584	1,336	778	558	528
Buildings	2,439	644	1,795	2,175	539	1,636	1,502
Office equipment	1,528	695	833	1,078	592	486	477
	$131,706	$51,406	$80,300	$112,807	$41,566	$71,241	$55,425

As of June 30, 2011, the Company had $3,617 committed to capital equipment purchases for the third quarter of 2011.

8.	CONVERTIBLE DEBENTURES

In February 2009, the Company issued CAN $13,993 in 10% subordinated unsecured convertible redeemable debentures (the “Debentures”) maturing February 2014. The interest was 10% annually, paid quarterly in arrears. At any time, each Debenture was convertible by the holder into one unit consisting of one of the Company’s common shares and one half of a common share purchase warrant at an initial conversion rate of 526.3 units for each CAN $1,000 Debenture, representing an initial conversion price of CAN $1.90 per unit. Additional units would have become issuable following the occurrence of certain corporate acts or events. Each full share purchase warrant entitled the holder to purchase one common share at an exercise price of CAN $2.05 per share. Subsequent to August 26, 2010, each Debenture could be redeemed by the Company for cash, plus a redemption fee of 7%, provided the closing share price was greater than CAN $2.85 per share. In August 2010, the Company provided redemption notices to all debenture holders providing ten business days to convert all outstanding debentures, subsequently all outstanding debentures were converted. During the period of June 30, 2010, $1,121 loss was recorded on conversion of Debentures to units.

The convertible debentures underlying unit is denominated in a currency other than the Company’s functional currency and is therefore not considered to be indexed to the Company’s own stock. Therefore, the conversion feature was separated from the host contract and accounted for as a derivative instrument. The liability element was recognized at amortized cost. The derivative liability was accounted for at fair value with adjustments recognized through the operations statement. See note 10 for further detail on the derivative liability component.

Convertible debentures
Opening balance at January 1, 2010	$3,666
Opening accrued interest	254
Accretion expense	1,313
Interest accrued	(200)
Interest paid	(625)
Loss on conversion into common shares	1,121
Conversion into common shares	(2,234)
Foreign exchange (gain)/loss on revaluation	107
Closing balance as June 30, 2010	$3,402
Opening accrued interest	235
Accretion expense	319
Interest paid	(364)
Loss on conversion into common shares	4,398
Conversion into common shares	(7,986)
Foreign exchange (gain)/loss on revaluation	(4)
Closing balance as December 31, 2010	$-

Endeavour Silver Corp.	Page - 11 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

9.	SHARE CAPITAL

(a)	During the period 93,750 common shares, which were held in escrow as of December 31, 2010 were cancelled.

(b)

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the current Company’s stock option plan approved by the Company’s shareholders in fiscal 2009 at exercise prices determined by reference to the market value on the date of the grant. The stock option plan allows for, with approval by the board, granting of options to its directors, officers, employees and consultants to acquire up to 10% of the issued and outstanding shares at any time.

The following table summarizes the status of the Company’s stock option plan and change during the period presented:

Expressed in Canadian dollars	Six Months Ended		Year Ended
	June 30, 2011		December 31, 2010
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of Shares	price	of Shares	price

Outstanding, beginning of period	4,665,000	$3.17	5,187,700	$2.63
Granted	1,305,000	$8.19	1,819,000	$3.73
Exercised (1)	(1,915,000)	$2.92	(2,120,700)	$2.39
Cancelled	(77,000)	$3.55	(221,000)	$2.49
Outstanding, end of period	3,978,000	$4.93	4,665,000	$3.17

Options exercisable at period-end	2,266,800	$3.77	3,575,200	$3.00

(1) 280,000 options priced with a weighted average price of CAN $3.14 were cancelled in exchange for 189,580 share appreciation rights in the period ended June 30, 2011 (June 30, 2010 – 127,700 options priced with a weighted average price of $2.48 were cancelled in exchange for 41,789 share appreciation rights).

The following tables summarize information about stock options outstanding at June 30, 2011:

	Expressed in Canadian dollars
	Options Outstanding			Options Exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
CAN $	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	June 30, 2011	(Number of Years)	Prices	June 30, 2011	Prices

$1.00 - $1.99	300,000	3.0	$1.87	300,000	$1.87
$2.00 - $2.99	40,000	6.0	$2.01	40,000	$2.01
$3.00 - $3.99	2,281,000	3.6	$3.51	1,655,800	$3.45
$4.00 - $4.99	12,000	4.3	$4.57	-	-
$5.00 - $5.99	40,000	4.4	$5.69	10,000	$5.69
$8.00 - $8.99	1,305,000	5.0	$8.19	261,000	$8.19
	3,978,000	4.1	$4.93	2,266,800	$3.77

During the period ended June 30, 2011, the Company recognized stock-based compensation expense of $1,908 (June 30, 2010 - $2,258) based on the fair value of the vested portion of options granted in prior periods.

Endeavour Silver Corp.	Page - 12 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

9.	SHARE CAPITAL (continued)

The weighted average fair values of stock options granted and the assumptions used to calculate compensation expense have been estimated using the Black-Scholes Option Pricing Model with the following assumptions for the period ended:

	Period Ended	Year Ended
	June 30, 2011	December 31, 2010

Weighted average fair value of options granted during the period	$4.81	$1.94

Risk-free interest rate	2.04%	2.17%
Expected dividend yield	0%	0%
Expected stock price volatility	77%	77%
Expected option life in years	3.88	3.65

Option pricing models require the input of highly subjective assumptions. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise, expiry or cancellation and the vesting period of the grants. Volatility was estimated based on historical price observations over the expected term. Changes in the subjective input assumptions can materially affect the estimated fair value of the options. The Company amortizes the fair value of stock options on a graded basis on a straight line basis over the respective vesting period of the entire stock option award. As of June 30, 2011, the non vested stock option expense not yet recognized was $4,849 (December 31, 2010 -$1,229) which is expected to be recognized over the next 24 months.

(c)	Warrants

Exercise		Oustanding at				Oustanding at
Price	Expiry Dates	December 31, 2010	Issued	Exercised	Expired	June 30, 2011
CAN $
$1.90	February 25, 2014	532,500	-	-	-	532,500
$1.51	February 25, 2014	25,292	-	-	-	25,292
$1.90	February 26, 2014	462,142	-	(100,000)	-	362,142
$2.05	February 26, 2014	2,294,446	-	(1,072,879)	-	1,221,567
$3.60	October 7, 2011	2,941,150	-	(546,900)	-	2,394,250
$3.00	October 7, 2011	97,493	-	(92,616)	-	4,877
$3.60	October 26, 2011	489,117	-	(271,367)	-	217,750
		6,842,140		- (2,083,762)	-	4,758,378

The warrants with an expiry date of February 26, 2014 consisting of agents warrants issued for placing debentures and warrants issued on conversion of debentures are eligible to be exercised “cashless” in which event no payment of the exercise price is required and the holder receives the number of shares based upon the intrinsic value of the warrants over the five day trading average prior to exercise. For the period ended June 30, 2011, 470,257 warrants (June 30, 2010 – 341,903) were elected by the holder to be exercised “cashless” resulting in 360,245 (June 30, 2010 – 156,803) cashless shares being issued.

Endeavour Silver Corp.	Page - 13 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

9.	SHARE CAPITAL (continued)

(d)	Diluted earnings per share

		Six months ended
		June 30	June 30
	Note	2011	2010
Basic earnings		$17,451	$3,514
Effect of dilutive securities:
Mark to market (gain) on warrant derivative liability	10	-	(983)
Mark to market (gain) on convertible debenture derivative liability	10	-	(2,863)
Accretion on convertible debenture	8	-	1,313
Loss on conversion of convertible debentures	8	-	1,121
Foreign exchange (gain)/loss on revaluation on convertible debentures	8	-	107
Diluted earnings		$17,451	$2,209

Effect of anti-dilutive derivative liabilities:
Mark to market loss on warrant derivative liability	10	7,631	-
Adjusted diluted earnings		$25,082	$2,209

Basic weighted average number of shares outstanding		82,429,259	61,742,936
Effect of dilutive securities:
Stock options		1,642,410	1,164,959
Share purchase warrants		304,262	330,807
Share purchase warrants with embedded derivative liabilities		-	906,658
Convertible debentures		-	3,744,000
Diluted weighted average number of share outstanding		84,375,931	67,889,360

Effect of anti-dilutive derivative liabilities:
Share purchase warrants with embedded derivative liabilities		2,826,754	-
Adjusted diluted weighted average number of share outstanding		87,202,685	67,889,360

The effect of the outstanding share purchase warrants with embedded derivatives is anti-dilutive for the six months ended June 30, 2011.

Endeavour Silver Corp.	Page - 14 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

9.	SHARE CAPITAL (continued)

		Three months ended
		June 30	June 30
	Note	2011	2010
Basic earnings		$16,966	$(3,208)
Effect of dilutive securities:
Mark to market (gain) on warrant derivative liability	10	(6,334)	-
Mark to market (gain) on convertible debenture derivative liability	10	-	-
Accretion on convertible debenture	8	-	-
Loss on conversion of convertible debentures	8	-	-
Foreign exchange (gain)/loss on revaluation on convertible debentures	8	-	-
Diluted earnings		$10,632	$(3,208)

Effect of anti-dilutive derivative liabilities:
Mark to market loss on warrant derivative liability	10	-	1,761
Adjusted diluted earnings		$10,632	$(1,447)

Basic weighted average number of shares outstanding		83,593,669	62,355,945
Effect of dilutive securities:
Stock options		1,884,454	-
Share purchase warants		313,159	-
Share purchase warants with embedded derivative liabilities		2,986,468	-
Convertible debentures		-	-
Diluted weighted average number of share outstanding		88,777,750	62,355,945

Effect of anti-dilutive derivative liabilities:
Share purchase warants with embedded derivative liabilities		-	936,271
Convertible debentures		-	3,771,443
Adjusted diluted weighted average number of share outstanding		88,777,750	67,063,659

Endeavour Silver Corp.	Page - 15 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

10.	DERIVATIVE LIABILITIES

	Warrants	Debentures	Total
Balance at January 1, 2010	$7,823	$21,926	$29,749
Issuances of financial liability	1,659	-	1,659
Exercise of financial liability	(761)	(3,993)	(4,754)
Mark to market loss (gain)	(983)	(2,863)	(3,846)
Balance at June 30, 2010	7,738	15,070	22,808

Issuances of financial liability	5,857	-	5,857
Exercise of financial liability	(8,881)	(16,395)	(25,276)
Mark to market loss (gain)	24,634	1,325	25,959
Balance at December 31, 2010	29,348	-	29,348

Exercise of financial liability	(13,111)	-	(13,111)
Mark to market loss (gain)	7,632	-	7,632
Balance at June 30, 2011	$23,869	-	$23,869

(a)	Warrants

Equity offerings were completed in previous periods whereby warrants were issued with exercise prices denominated in Canadian dollars. As the warrants have an exercise price denominated in a currency which is different to the functional currency of the Company (U.S. dollar), the warrants are treated as a financial liability. The Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings. The publicly traded warrants and warrants with similar characteristics are valued using the quoted market price as of June 30, 2011. For the non-publicly traded warrants, the Company uses Black-Scholes option pricing model to determine the fair value of the Canadian dollar denominated warrants.

	Period Ended	Year Ended
	June 30, 2011	Dec 31, 2010
Outstanding warrants valued using Black-Scholes	1,754,067	2,826,946
Weighted average fair value of warrants at period end	$6.67	$5.83
Risk-free interest rate	1.76%	1.92%
Expected dividend yield	0%	0%
Expected stock price volatility	80%	78%
Expected warrant life in years	2.7	3.1

Outstanding warrants valued using market quotes	2,612,000	3,430,267
Quoted market price at period end	$4.55	$3.75

(b)	Debentures

The convertible debentures underlying units are denominated in a currency other than the Company’s functional currency and is therefore not considered to be indexed to the Company’s own stock. Accordingly, the conversion feature was separated from the host contract and accounted for as a derivative instrument. The derivative conversion option was valued using a bi-nominal lattice model taking into account underlying unit factors such as conversion price, volatility, risk-free rates, the Company’s credit adjusted rates and dividend yield. On conversion of the debentures the liability amount was allocated to share capital and warrant derivative liability.

Endeavour Silver Corp.	Page - 16 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

11.	EXPLORATION

	Three month ended		Six months ended
	June 30	June 30	June 30	June 30
	2011	2010	2011	2010

Depreciation and depletion	$10	$22	$32	$50
Stock based compensation	122	161	162	218
Salaries, wages and benefits	517	233	878	465
Direct costs	1,943	1,142	2,653	1,731
	$2,592	$1,558	$3,725	$2,464

12.	GENERAL AND ADMINISTRATIVE

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2011	2010	2011	2010

Depreciation and depletion	$23	$19	$39	$33
Stock based compensation	1,304	1,185	1,573	1,720
Salaries, wages and benefits	722	435	1,830	921
Direct costs	851	733	1,703	1,445
	$2,900	$2,372	$5,145	$4,119

13.	FINANCE COSTS

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2011	2010	2011	2010

Accretion on convertible debenture	$-	$615	$-	$1,313
Loss on conversion of convertible debentures	-	693	-	1,121
Accretion on asset retirement obligation	7	11	15	22
Interest expense on promissory note	-	10	4	22
	$7	$1,329	$19	$2,478

Endeavour Silver Corp.	Page - 17 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

14.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Period Ended	Period Ended
	June 30	June 30
	2011	2010

Net changes in non-cash working capital
Accounts receivable and prepaids	$(1,093)	(8,462)
Inventories	(2,924)	(2,398)
Due from related parties	(6)	(107)
Accounts payable and accrued liabilities	613	2,979
Income tax provision	(2,848)	(950)
	$(6,258)	$(8,938)

Non-cash financing and investing activities:
Fair value of exercised options allocated to share capital	2,506	885
Fair value of shares issued under the share appreciation rights plan	484	197
Fair value of exercised agent warrants allocated to share capital	206	476
Fair value of shares issued under stock bonus plan	(7)	109
Fair value of equity issued on acquisition of other mineral properties	-	240

Other cash disbursements:
Interest paid on convertible debenture	-	625
Interest paid on promissory note	4	22

Endeavour Silver Corp.	Page - 18 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

15.	SEGMENT DISCLOSURES

The Company has corporate/exploration and mining segments. Guanacevi and Guanajuato operations are disclosed below as separate operating segments.

	June 30, 2011
	Corporate	Exploration	Guanacevi	Guanajuato	Total

Cash and cash equivalents	$58,230	$-	$19,362	$149	$77,741
Short term investments	31,164	-	-	-	31,164
Available for sale investments	10,480	-	-	-	10,480
Accounts receivables and prepaids	4,560	1,430	1,578	3,824	11,392
Inventories	-	-	12,975	4,593	17,568
Due from related parties	224	-	-	-	224
Long term deposits	-	57	406	137	600
Mineral property, plant and equipment	111	853	58,422	20,914	80,300
Total assets	104,769	2,340	92,743	29,617	229,469

	Six Month Ended June 30, 2011
Silver revenue	$-	$-	$45,052	$14,332	$59,384
Gold revenue	-	-	4,588	7,743	12,331
Total revenue	-	-	49,640	22,075	71,715

Salaries, wages and benefits
mining	-	-	2,342	1,354	3,696
processing	-	-	883	510	1,393
administrative	-	-	1,203	835	2,038
Direct costs	-	-
mining	-	-	6,704	1,205	7,909
processing	-	-	3,930	1,596	5,526
administrative	-	-	1,081	825	1,906
Total direct production costs	-	-	16,143	6,325	22,468

Royalties	-	-	1,076	-	1,076
Depreciation and depletion	-	-	4,761	3,429	8,190
Stock based compensation	-	-	77	90	167
Total cost of sales	-	-	22,057	9,844	31,901

Earnings (loss) before taxes	$(8,208)	$(3,725)	$27,583	$12,231	$27,881

	Three Month Ended June 30, 2011
Silver revenue	$-	$-	$23,338	$6,965	$30,303
Gold revenue	-	-	2,274	3,786	6,060
Total revenue	-	-	25,612	10,751	36,363

Salaries, wages and benefits
mining	-	-	1,326	827	2,153
processing	-	-	421	347	768
administrative	-	-	628	467	1,095
Direct costs	-	-
mining	-	-	3,692	715	4,407
processing	-	-	1,914	819	2,733
administrative	-	-	574	379	953
Total direct production costs	-	-	8,555	3,554	12,109

Royalties	-	-	631	-	631
Depreciation and depletion	-	-	2,455	1,792	4,247
Stock based compensation	-	-	70	62	132
Total cost of sales	-	-	11,711	5,408	17,119

Earnings (loss) before taxes	$6,297	$(2,798)	$13,901	$5,343	$22,743

Endeavour Silver Corp.	Page - 19 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

15.	SEGMENT DISCLOSURES

The Company has corporate/exploration and mining segments. Guanacevi and Guanajuato operations are disclosed below as separate operating segments.

	December 31, 2010
	Corporate	Exploration	Guanacevi	Guanajuato	Total

Cash and cash equivalents	$56,964	$-	$10,918	$155	$68,037
Short term investments	20,009	-	-	-	20,009
Available for sale investments	3,632	-	-	-	3,632
Accounts receivables and prepaids	1,352	188	5,284	3,475	10,299
Inventories	-	-	10,521	2,362	12,883
Due from related parties	218	-	-	-	218
Long term deposits	-	235	406	137	778
Mineral property, plant and equipment	54	702	56,674	13,811	71,241
Total assets	82,229	1,125	83,803	19,940	187,097

	Six Month Ended June 30, 2010
Silver revenue	$-	$-	$20,816	$6,916	$27,732
Gold revenue	-	-	3,504	6,708	10,212
Total revenue	-	-	24,320	13,624	37,944

Salaries, wages and benefits
mining	-	-	1,808	1,394	3,202
processing	-	-	968	350	1,318
administrative	-	-	947	665	1,612
Direct costs
mining	-	-	4,295	1,340	5,635
processing	-	-	3,410	1,708	5,118
administrative	-	-	1,290	515	1,805
Total direct production costs	-	-	12,718	5,972	18,690

Royalties	-	-	743	-	743
Depreciation and depletion	-	-	3,300	2,744	6,044
Stock based compensation	-	-	189	131	320
Total cost of sales	-	-	16,950	8,847	25,797

Earnings (loss) before taxes	$(2,494)	$(2,464)	$7,370	$4,777	$7,189

	Three Month Ended June 30, 2010
Silver revenue	$-	$-	$11,006	$3,394	$14,400
Gold revenue	-	-	1,948	3,344	5,292
Total revenue	-	-	12,954	6,738	19,692

Salaries, wages and benefits
mining	-	-	937	697	1,634
processing	-	-	490	177	667
administrative	-	-	471	329	800
Direct costs
mining	-	-	2,083	731	2,814
processing	-	-	1,704	987	2,691
administrative	-	-	1,099	47	1,146
Total direct production costs	-	-	6,784	2,968	9,752

Royalties	-	-	515	-	515
Depreciation and depletion	-	-	1,516	1,389	2,905
Stock based compensation	-	-	150	115	265
Total cost of sales	-	-	8,965	4,472	13,437

Earnings (loss) before taxes	$(5,928)	$(1,558)	$3,989	$2,266	$(1,231)

Endeavour Silver Corp.	Page - 20 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

16.	INCOME TAXES

Refinadora Plata Guanacevi SA de CV’s, a subsidiary of Endeavour, received a $5.3 million assessment on May 7th, 2011 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions in the 2006 tax return. During the audit process the Company retained a big four accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of our tax advisors and legal counsel, it is the Company’s view that it provided the appropriate documentation and support for the expenses and the tax assessment has no legal merit, other than as follows. As a result of a detailed review by the Company of its accounting records and available information to support the deductions taken, the Company has estimated a potential tax exposure of $533, plus an additional interest and penalties of $275, for which the Company has made a provision in the consolidated financial statements for the period ended June 30, 2011. The Company has provided the government a 3% bond and has commenced the appeal process.

Minera Santa Cruz y Garibaldi SA de CV’s, a subsidiary of Endeavour, received a $19.1 million assessment on October 12th, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions in the 2006 tax return. During the audit process the Company retained a big four accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of our tax advisors and legal counsel, it is the Company’s view that it provided the appropriate documentation and support for the expenses and the tax assessment has no legal merit. The Company commenced the appeal process.

Endeavour Silver Corp.	Page - 21 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

17.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

As stated in Note 2, these are the Company’s first condensed consolidated interim financial statements for the period covered by the first annual consolidated financial statements prepared in accordance with IFRS. An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position and comprehensive loss is set out in this note.

The accounting policies set out in Note 2 have been applied in preparing the financial statements for the period ended June 30, 2011, the comparative information presented in these financial statements for the period ended June 30, 2010 and in the preparation of an opening IFRS Balance Sheet at January 1, 2010 (the Company’s date of transition).

FIRST TIME ADOPTION OF IFRS

The Company has adopted IFRS on January 1, 2011 with a transition date of January 1, 2010. Under IFRS 1 First time adoption of International Financial Reporting Standards (IFRS 1), the IFRS standards are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under GAAP taken to deficit, with IFRS 1 providing for certain optional and mandatory exemptions to this principle.

The Company has elected to apply the following optional exemptions

Share-based payment transactions
IFRS 1 allows that full retrospective application may be avoided for certain share-based instruments depending on the grant date, vesting terms and settlement of any real liabilities. A first-time adopter can elect to not apply IFRS 2 to share-based payments granted after November 7, 2002 that vested before the later of (a) the date of transition to IFRS and (b) January 1, 2005. The Company has elected this exemption and will apply IFRS2 to only unvested stock options as at January 1, 2010 being the transition date.

Business Combinations
IFRS 1 allows that a first-time adopter may elect not to apply IFRS 3 Business Combinations (IFRS 3) retrospectively to business combinations prior to the date of transition avoiding the requirement to restate prior business combinations. The Company has elected to apply IFRS 3 to business combinations that occur on or after January 1, 2010.

Decommissioning Liabilities
IFRS requires specified changes in a decommissioning or similar liability to be added or deducted from the cost of the asset to which it relates. The adjusted depreciable amount is then depreciated prospectively over its remaining useful life. IFRS 1 allows a first time adopter to not comply fully with these accounting requirements for changes in such liabilities that occurred before the date of transition and instead apply a simplified method which is set out in IFRS 1. The Company has elected this exemption.

Cumulative translation differences
IFRS 1 allows that a first-time adopter may elect to deem all cumulative translation differences to be zero at the date of transition. The Company has elected this exemption and as such the cumulative translation amount of $212 previously included in other comprehensive income has been reallocated to deficit.

Borrowing Costs
Borrowing costs related to the acquisition, construction or production of qualifying assets must be capitalized under IAS 23(R). This is effective for fiscal years beginning on or after January 1, 2009, with earlier application permitted. IFRS 1 allows the effective date to be the date of transition to IFRS rather than January 1, 2009. The Company has elected this exemption and as such there is no difference between Canadian GAAP and IFRS on transition.

Fair value as deemed cost
The Company may elect among two options when measuring the value of its assets under IFRS. It may elect, on an asset by asset basis, to use either historical cost as measured under retrospective application of IFRS or fair value of an assets at the opening balance sheet date. The Company has elected to use historical cost for its assets.

Endeavour Silver Corp.	Page - 22 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

Reconciliation to previously reported financial statements

A reconciliation of the above noted changes is included in these following Consolidated Statements of Financial Position and Consolidated Statements of Comprehensive Income for the dates noted below. The effects of transition from GAAP to IFRS on the cash flow are not material; therefore a reconciliation of cash flows has not been presented.

Transitional Consolidated Statement of Financial Position Reconciliation – January 1, 2010
Consolidated Interim Statement of Financial Position Reconciliation – June 30, 2010.
Consolidated Interim Statement of Operations and Comprehensive Income Reconciliation – Three months ended June 30, 2010.
Consolidated Interim Statement of Operations and Comprehensive Income Reconciliation – Six months ended June 30, 2010.
Consolidated Statement of Financial Position Reconciliation – December 31, 2010
Consolidated Statement of Operations and Comprehensive Income Reconciliation – December 31, 2010.

Endeavour Silver Corp.	Page - 23 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

The January 1, 2010 Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

		January 1,	Effect of	January 1,
	Ref	2010	Transition to IFRS	2010
		CAN GAAP		IFRS
ASSETS
Current assets
Cash and cash equivalents		$26,702	$-	$26,702
Available for sale investments		4,521		4,521
Accounts receivable and prepaids		7,467		7,467
Inventories	e)	6,100	(68)	6,032
Due from related parties		243		243
Total current assets		45,033	(68)	44,965
Long term deposits		1,153		1,153
Long term investments		-		-
Redemption call option on covertible debentures	f)	2,693	(2,693)	-
Mineral property, plant and equipment	b) e)	57,002	(1,577)	55,425
Total assets		$105,881	$(4,338)	$101,543

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$5,230	$-	$5,230
Current portion of promissory note		231		231
Accrued interest on convertible debentures		254		254
Income taxes payable		545		545
Total current liabilities		6,260	-	6,260

Promissory note		248		248
Provision for reclamation and rehabilitation	b)	1,740	278	2,018
Future income tax liability	e)	8,103	(158)	7,945
Liability portion of convertible debentures	f)	8,149	(4,483)	3,666
Convertible debenture derivative liability	f)	-	21,926	21,926
Warrant Derivative Liability	d)	-	7,823	7,823
Total liabilities		24,500	25,386	49,886

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 60,626,203	d) f)	112,173	(2,760)	109,413
Equity portion of convertible debentures	f)	2,164	(2,164)	-
Contributed surplus	a)	12,948	(5,629)	7,319
Accumulated comprehensive income	c)	749	(212)	537
Deficit		(46,653)	(18,959)	(65,612)
Total shareholders' equity		81,381	(29,724)	51,657
		$105,881	$(4,338)	$101,543

Endeavour Silver Corp.	Page - 24 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

The June 30, 2010 Canadian GAAP consolidated interim statement of financial position has been reconciled to IFRS as follows:

		June 30,	Effect of	June 30,
	Ref	2010	Transition to IFRS	2010
		CAN GAAP		IFRS
ASSETS
Current assets
Cash and cash equivalents		$21,376	$-	$21,376
Available for sale investments		4,983		4,983
Accounts receivable and prepaids		15,929		15,929
Inventories	e)	8,944	(57)	8,887
Due from related parties		350		350
Total current assets		51,582	(57)	51,525
Long term deposits		1,153		1,153
Redemption call option on covertible debentures	f)	2,413	(2,413)	-
Mineral property, plant and equipment	b) e)	63,310	(1,458)	61,852
Total assets		$118,458	$(3,928)	$114,530

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$8,246	$-	$8,246
Current portion of promissory note		231		231
Accrued interest on convertible debentures		200		200
Income taxes payable		521		521
Total current liabilities		9,198	-	9,198

Promissory note		156		156
Provision for reclamation and rehabilitatioin	b)	1,811	228	2,039
Future income tax liability	e)	11,488	(29)	11,459
Liability portion of convertible debentures	f)	6,743	(3,341)	3,402
Convertible debenture derivative liability	f)	-	15,070	15,070
Warrant Derivative Liability	d)	-	7,738	7,738
Total liabilities		29,396	19,666	49,062

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 63,072,408	d) f)	117,313	810	118,123
Equity portion of convertible debentures	f)	1,724	(1,724)	-
Contributed surplus	a)	14,007	(5,860)	8,147
Accumulated comprehensive income	c)	1,363	(212)	1,151
Deficit		(45,345)	(16,335)	(61,953)
Total shareholders' equity		89,062	(23,321)	65,468
		$118,458	$(3,655)	$114,530

Endeavour Silver Corp.	Page - 25 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

The Canadian GAAP consolidated interim statement of operations and comprehensive income for the three months ended June 30, 2010 has been reconciled to IFRS as follows:

	Three months ended		Three months ended
	June 30,		Effect of	June 30,
	Ref	2010	Transition to IFRS	2010
		CAN GAAP		IFRS

Revenue		$19,692		$19,692

Cost of sales:
Direct Costs	g)	10,267	(515)	9,752
Royalties	g)	-	515	515
Stock-based compensation	g)	-	265	265
Amortization and depletion	b) e) g)	3,028	(123)	2,905
		13,295	142	13,437

Mine operating earnings		6,397	(142)	6,255

Expenses:
Exploration	g)	1,375	183	1,558
General and administrative	g)	1,178	1,194	2,372
		2,553	1,377	3,930

Income from operations		3,844	(1,519)	2,325

Mark-to-market gain (loss) on derivative liabilities	d) f)	-	(1,761)	(1,761)
Finance costs	f) g)	-	1,329	1,329

Other income (expense):
Mark-to-market gain on redemption call option	f)	115	(115)	-
Accretion of convertible debentures	g)	(404)	404	-
Stock-based compensation	a) g)	(1,693)	1,693	-
Foreign Exchange	e) f)	(521)	(87)	(608)
Realized gain on marketable securities		47		47
Investment and other income		95		95
		(2,361)	1,895	(466)

Income before income taxes		1,483	(2,714)	(1,231)

Income tax expense:
Current income tax expense		(302)	44	(258)
Deferred income tax expense	e)	2,197	38	2,235
		1,895	82	1,977

Net income (loss) for the period		(412)	(2,796)	(3,208)

Other comprehensive income, net of tax
Unrealized gain (loss) on marketable securities		126		126
Unrealized foreign exchange gain/ (loss) on investments		(124)		(124)
Unrealized gain/(loss) on other investments		116		116
Reclassification adjustment for loss (gain) included in net income		(47)		(47)
		71	-	71
Comprehensive income (loss) for the period		(341)	(2,796)	(3,137)

Basic earnings per share		$(0.01)	$(0.04)	$(0.05)

Weighted average number of shares outstanding		62,355,945	62,355,945	62,355,945

Endeavour Silver Corp.	Page - 26 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

The Canadian GAAP consolidated interim statement of operations and comprehensive income for the six months ended June 30, 2010 has been reconciled to IFRS as follows:

	Six months ended			Six months ended
	June 30,		Effect of	June 30,
	Ref	2010	Transition to IFRS	2010
		CAN GAAP		IFRS

Revenue		$37,944		$37,944

Cost of sales:
Direct Costs	g)	19,433	(743)	18,690
Royalties	g)	-	743	743
Stock-based compensation	g)	-	320	320
Amortization and depletion	b) e) g)	6,329	(285)	6,044
		25,762	35	25,797

Mine operating earnings		12,182	(35)	12,147

Expenses:
Exploration	g)	2,196	268	2,464
General and administrative	g)	2,388	1,731	4,119
		4,584	1,999	6,583

Income from operations		7,598	(2,034)	5,564

Mark-to-market gain (loss) on derivative liabilities	d) f)	-	3,846	3,846
Finance costs	f) g)	-	2,478	2,478

Other income (expense):
Mark-to-market gain on redemption call option	f)	290	(290)	-
Accretion of convertible debentures	g)	(840)	840	-
Stock-based compensation	a) g)	(2,344)	2,344	-
Foreign Exchange	e) f)	(91)	132	41
Realized gain on marketable securities		47		47
Investment and other income		169		169
		(2,769)	3,026	257

Income before income taxes		4,829	2,360	7,189

Income tax expense:
Current income tax expense		52	49	101
Deferred income tax expense	e)	3,469	105	3,574
		3,521	154	3,675

Net income (loss) for the period		1,308	2,206	3,514

Other comprehensive income, net of tax
Unrealized gain (loss) on marketable securities		26		26
Unrealized foreign exchange gain/ (loss) on investments		(29)		(29)
Unrealized gain/(loss) on other investments		664		664
Reclassification adjustment for loss (gain) included in net income		(47)		(47)
		614	-	614
Comprehensive income (loss) for the period		1,922	2,206	4,128

Basic earnings per share		$0.02	$0.04	$0.06

Weighted average number of shares outstanding		61,742,936	61,742,936	61,742,936

Endeavour Silver Corp.	Page - 27 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

The December 31, 2010 Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

		December 31,	Effect of	December 31,
	Ref	2010	Transition to IFRS	2010
		CAN GAAP		IFRS
ASSETS
Current assets
Cash and cash equivalents		$68,037		$68,037
Short term investments		20,009		20,009
Marketable securities		81		81
Notes receivable		3,551		3,551
Accounts receivable and prepaids		10,299		10,299
Inventories	e)	12,971	(88)	12,883
Due from related parties		218		218
Total current assets		115,166	(88)	115,078
Long term deposits		778		778
Mineral property, plant and equipment	b) e)	72,479	(1,238)	71,241
Total assets		$188,423	$(1,326)	$187,097

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$9,464		$9,464
Current portion of promissory note		231		231
Income taxes payable		3,260		3,260
Total current liabilities		12,955		12,955

Promissory note		56		56
Provision for reclamation and rehabilitation	b)	2,242	282	2,524
Future income tax liability	e)	14,157	(834)	13,323
Warrant Derivative Liability	d)	-	29,348	29,348
Total liabilities		29,410	28,796	58,206

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding	d) f)	183,296	22,566	205,862
Contributed surplus	a) d)	13,635	(5,842)	7,793
Accumulated comprehensive income	c)	1,656	(212)	1,444
Opening deficit		(46,653)	(18,812)	(65,465)
Deficit		7,079	(27,822)	(20,743)
Total shareholders' equity		159,013	(30,122)	128,891
		$188,423	$(1,326)	$187,097

Endeavour Silver Corp.	Page - 28 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

The Canadian GAAP consolidated statement of operations and comprehensive income for the year ended December 31, 2010 has been reconciled to IFRS as follows:

		December 31,	Effect of	December 31,
	Ref	2010	Transition to IFRS	2010
		CAN GAAP		IFRS

Revenue		$86,510		$86,510

Cost of sales:
Direct costs	g)	41,514	(1,212)	40,302
Royalties	g)	-	1,212	1,212
Stock-based compensation	g)	-	694	694
Amortization and depletion	b) e) g)	15,447	(534)	14,913
		56,961	160	57,121

Mine operating earnings		29,549	(160)	29,389

Expenses:
Exploration	g)	4,283	543	4,826
General and administrative	g)	5,485	3,513	8,998
		9,768	4,056	13,824

Income from operations		19,781	(4,216)	15,565

Mark-to-market gain (loss) on derivative liabilities	d) f)	-	(27,632)	(27,632)
Finance costs	f) g)	-	(1,714)	(1,714)

Other income (expense):
Mark-to-market gain on redemption call option	f)	703	(703)	-
Accretion of convertible debentures	g)	(1,088)	1,088	-
Stock-based compensation	a) g)	(4,679)	4,679	-
Foreign Exchange	e) f)	1,156	89	1,245
Gain (loss) on marketable securities		195		195
Investment and other income		478		478
		(3,235)	5,153	1,918

Income before income taxes		16,546	(28,409)	(11,863)

Income tax expense:
Current income tax expense		3,786		3,786
Deferred income tax expense	e)	5,681	(587)	5,094
		9,467	(587)	8,880

Net income (loss) for the period		7,079	(27,822)	(20,743)

Other comprehensive income, net of tax
Unrealized gain (loss) on marketable securities		22		22
Unrealized gain on notes receivable		953		953
Unrealized foreign exchange gain (loss) on available for sale securities		127		127
Reclassification adjustment for loss (gain) included in net income		(195)		(195)
		907	-	907
Comprehensive income (loss) for the period		7,986	(27,822)	(19,836)

Basic earnings per share based on net earnings		$0.11	$(0.43)	$(0.32)

Diluted earnings per share based on net earnings		$0.10	$(0.42)	$(0.32)

Basic weighted average number of shares outstanding		65,646,786	65,646,786	65,646,786

Diluted weighted average number of shares outstanding		69,122,226	69,122,226	65,646,786

Endeavour Silver Corp.	Page - 29 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

Adjustments on transition to IFRS:
The following is a summary of the significant accounting differences considered as part of the IFRS transition project and, where appropriate, the quantification of the adjustments required as of the transition date and for the comparative period.

Functional currency and foreign exchange translation
Canadian GAAP requires an entity to determine whether a subsidiary is an integrated or self sustaining entity based on the functional currency of the parent company. This determination dictates the method of foreign exchange translation for the consolidated financial statements. Under IFRS an entity is required to assess its functional currency independently for each entity within a consolidated group. The Company has completed its assessment and has determined that there is no change to the functional currency of its entities.

Componentization of mineral property, plant and equipment
IFRS requires entities to componentize all long lived assets and record amortization on a component-by-component basis whereas under Canadian GAAP the concept of componentization may not be applied on as rigorous a basis as under IFRS therefore differences in practice may arise. The Company has completed its assessment on all long-lived assets in order to determine if a material difference exists between the application of componentization under Canadian GAAP and that to be applied under IFRS. The Company has determined that there is no material impact.

Asset impairment
Both Canadian GAAP and IFRS require an entity to undertake quantitative impairment testing where there is an indication of impairment. Further there is a requirement under IFRS for the Company to assess whether indicators of impairment exist at the date of transition to IFRS.

Unlike Canadian GAAP, IFRS requires impairment charges to be reversed if circumstances leading to the impairment no longer exist. The Company has no historic impairment charges which could be reversed as of the transition date.

As at the transition date, there were no indications of impairment under IFRS identified by management, therefore no formal quantitative impairment was undertaken.

Adjustments on transition to IFRS:

(a)	Share-based payment transactions

On transition to IFRS the Company has elected to change its accounting policy for the treatment of amounts recorded in contributed surplus which relate to vested stock options which expire unexercised. Under IFRS amounts recorded for expired unexercised vested stock options will be transferred to deficit on the date of expiry. Previously the Company’s Canadian GAAP policy was to leave such amounts in contributed surplus.

Impact on Consolidated Statements of Financial Position

	December 31	June 30	January 1
	2010	2010	2010
Contributed surplus	$(5,724)	$(5,722)	$(5,577)
Adjustment to deficit	$5,724	$5,722	$5,577

A further difference is that IFRS 2 requires that forfeiture estimates are recognized in the period they are estimated and are revised for actual forfeitures in subsequent periods, whereas under the Company’s Canadian GAAP policy forfeitures of awards have been recognized as they occur. On application of the IFRS 1 exemption noted previously, this change in accounting was applied only to unvested awards as of the transition date.

Impact on Consolidated Statements of Financial Position

	December 31	June 30	January 1
	2010	2010	2010
Contributed surplus	$(118)	$(138)	$(52)
Adjustment to deficit	$118	$138	$52

Endeavour Silver Corp.	Page - 30 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

Impact on Consolidated Statements of Operations and Comprehensive Income

	Year ended	Six months ended	Three months ended
	December 31	June 30	June 30
	2010	2010	2010
Stock-based compensation	$(66)	$(86)	$(82)
Adjustment to comprehensive loss	$(66)	$(86)	$(82)

(b)	Provision for reclamation and rehabilitation

The primary differences between IFRS and Canadian GAAP for reclamation and rehabilitation provisions include the basis of estimation for undiscounted cash flows, the discount rate, frequency of liability re-measurement and the recognition of a liability when a constructive obligation exists. Canadian GAAP requires a liability to be recognized when there is a legal obligation whereas IFRS expands the recognition principle by requiring that a liability be recorded if there is a legal or constructive obligation.

Canadian GAAP requires the estimate of undiscounted cash flows to be based on the amount that a third party would demand to assume the obligation, whereas IFRS focuses on management’s best estimate of the expenditures required to settle the obligation. Under Canadian GAAP the discount rate used to determine the present value of the liability is the credit-adjusted risk free rate for the entity whereas IFRS requires the use of a discount rate that reflects the risks specific to the liability. Under Canadian GAAP the Company’s provision for reclamation and rehabilitation is remeasured when there is a change in the amount or timing of cash flows required to settle the obligation whereas IFRS requires the re-measurement at each reporting date.

On consideration of the differences noted in the above paragraph, an adjustment is required to reflect the impact of applying a discount rate specific to the liability. The adjustment to the provision for the change in discount rate was recorded against mineral property, plant and equipment in accordance with the IFRS 1 exemption described above.

Impact on Consolidated Statements of Financial Positon

	December 31	June 30	January 1
	2010	2010	2010
Property, plant and equipment	$275	$224	$278
Provision for reclamation and rehabilitation	282	228	278
Adjustment to deficit	$(7)	$(4)	$-

Impact on Consolidated Statements of Comprehensive Income

	Year ended	Six months ended	Three months ended
	December 31	June 30	June 30
	2010	2010	2010
Depreciation and depletion	$7	$4	$2
Adjustment to comprehensive loss	$7	$4	$2

Endeavour Silver Corp.	Page - 31 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

(c)	Cumulative translation differences

At the date of transition under Canadian GAAP there was a cumulative translation adjustment relating to the Company’s change in functional currency in 2007. The Company has chosen to apply the related IFRS 1 election and has eliminated the cumulative translation difference.

Impact on Consolidated Statements of Financial Position

	December 31	June 30	January 1
	2010	2010	2010
Accumulated comprehensive income	$(212)	$(212)	$(212)
Adjustment to deficit	$212	$212	$212

(d)	Warrant Derivative Liability

Under IFRS, the warrants issued by the Company with an exercise price denominated in a currency other than its functional currency must be classified as liabilities (as they do not meet the definition of an equity instrument) and are recognized at fair value with changes in fair value being recognized as a profit or loss. There is no such requirement under Canadian GAAP as warrants issued by the Company meet the definition of an equity instrument. The Company’s outstanding warrants are denominated in Canadian dollars and the functional currency is the US dollar therefore the Company will recognize the warrants as a liability with changes to the fair value of the liability being recognized in net earnings.

The Company’s publicly traded warrants were valued based on the quoted market value of these warrants as of December 31, 2009 and 2010 and June 30, 2010 and are classified in Level 1 of the fair value hierarchy. The non-publicly traded warrants have been valued using Black-Scholes valuation model and are classified in Level 2 of the fair value hierarchy.

Impact on Consolidated Statements of Financial Position

	December 31	June 30	January 1
	2010	2010	2010
Warrant derivative liability	$29,348	$7,738	$7,823
Common shares	(1,594)	(4,617)	(3,719)
Adjustment to deficit	$27,754	$3,121	$4,104

Impact on Consolidated Statements of Comprehensive Income

	Year ended	Six months ended	Three months ended
	December 31	June 30	June 30
	2010	2010	2010
Mark to market gain (loss) on derivative liability	$(23,650)	$983	$158
Adjustment to comprehensive loss	$(23,650)	$983	$158

(e)	Income Tax

There are a number of differences between Canadian GAAP and IFRS related to income taxes with the two that are most significant to the Company being the calculation of temporary differences on non-monetary items and the initial recognition exemption (the “IRE”) on an asset acquisition.

Initial recognition exemption
Under Canadian GAAP deferred tax liabilities (“DTL”) arising from temporary differences at the date an asset is acquired are recognized using a circular calculation with the other side recognized against the asset. Under IFRS, in the circumstances described above, deferred tax is prohibited from being recognized. Under Canadian GAAP deferred tax was recognized using the above methodology for the Minera Santa Cruz y Garibaldi S.A. de C.V. and Metalurgica Guanacevi S.A. de C.V. asset acquisitions.

Endeavour Silver Corp.	Page - 32 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

Calculation of temporary difference on non-monetary items
Under Canadian GAAP, deferred tax balances are calculated in the currency in which the taxes are paid and then converted to the accounting presentation currency at the current exchange rate whereas IFRS requires that deferred taxes be determined in an entity’s functional accounting currency by comparing the historic non monetary accounting basis to the tax basis converted at the current exchange rate. Adjustments arise from this different treatment when an entity’s functional currency differs from that in which the entity calculates and pays tax. The Company’s adjustments for this difference primarily relate to the Mexican subsidiaries which have significant mineral property, plant and equipment balances recorded.

Impact on Consolidated Statements of Financial Position

	December 31	June 30	January 1
	2010	2010	2010
Inventory	$(88)	$(57)	$(68)
Property, plant and equipment	(1,513)	(1,682)	(1,855)
Future income tax liability	834	(29)	(158)
Adjustment to deficit	$(767)	$(1,710)	$(1,765)

Impact on Consolidated Statements of Operations and Comprehensive Income

	Year ended	Six months ended	Three months ended
	December 31	June 30	June 30
	2010	2010	2010
Depreciation and depletion	$(322)	$(184)	$(73)
Foreign exchange gain (loss)	89	25	(57)
Deferred income tax expense	(587)	154	82
Adjustment to comprehensive loss	$(998)	$(55)	$66

(f)	Convertible Debentures

Under Canadian GAAP, the asset, liability and equity components of the Company’s convertible debentures are separately determined and classified on the consolidated statements of financial position. The asset portion represents the value of the Company’s redemption option. The liability component represents the amortized cost of the host debt contract, while the equity component reflects the residual value at inception after determination of the fair value of the host debt contract and redemption option at inception. Transaction costs were allocated proportionately to the host debt and equity components at the inception date.

Under IFRS, due to the conversion option’s exercise price being denominated in a currency other than the Company’s functional currency, the holders’ conversion feature is also considered an embedded derivative. As such all components of the convertible debentures are presented on the consolidated statements of financial position as financial liabilities. Under IFRS the conversion and redemption features were separated from the host contract and accounted for as a net derivative instrument.

Impact on Consolidated Statements of Financial Position

	December 31	June 30	January 1
	2010	2010	2010
Redemption option on convertible debentutre	$-	$(2,413)	$(2,693)
Liability portion of convertible debentures	-	(3,341)	(4,483)
Convervitble debenture derivative liability	-	15,070	21,926
Common shares	24,160	5,427	959
Equity portion of convertible debenture	-	(1,724)	(2,164)
Adjustment to deficit	$24,160	$17,845	$18,931

Endeavour Silver Corp.	Page - 33 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

Impact on Consolidated Statements of Comprehensive Income
	Year ended	Six months ended	Three months ended
	December 31	June 30	June 30
	2010	2010	2010
Mark to market gain (loss) on derivative liability	$(3,982)	$2,863	$(1,919)
Mark to market gain on redemption call option	(703)	(290)	(115)
Foreign exchange gain (loss)		107	(30)
Finance Costs	544	1,594	904
Adjustment to comprehensive loss	$(5,229)	$1,086	$(2,968)

(g)	Presentation Adjustments

Stock-based compensation
In the Company’s statement of operations prepared in accordance with Canadian GAAP the stock-based compensation was disclosed as a separate line item whereas under IFRS the Company has allocated this amount based on the underlying function which results in a reallocation of the costs.

Impact on Consolidated Statements of Comprehensive Income

	Year ended	Six months ended	Three months ended
	December 31	June 30	June 30
	2010	2010	2010
Stock-based compensation	$(4,613)	$(2,258)	$(1,611)
Production cost	694	320	265
Exploration cost	436	218	161
General and administrative	3,483	1,720	1,185
Adjustment to comprehensive loss	$-	$-	$-

Finance Costs
In the Company’s statement of operations prepared in accordance with Canadian GAAP the accretion of convertible debentures, interest expense and accretion on asset retirement obligations were presented as; accretion of convertible debentures, and within general and administration and depletion & depreciation, respectively. Under IFRS the Company has presented these amounts within Finance costs.

Impact on Consolidated Statements of Comprehensive Income

	Year ended	Six months ended	Three months ended
	December 31	June 30	June 30
	2010	2010	2010
Accretion of convertible debenture	$(1,088)	$(840)	$(404)
General and administrative	$(39)	$(22)	$(10)
Depletion and depreciation	$(43)	$(22)	$(11)
Finance costs	1,170	884	425
Adjustment to comprehensive loss	$-	$-	$-

Endeavour Silver Corp.	Page - 34 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

Corporate and exploration depreciation
In the Company’s statement of comprehensive income prepared in accordance with Canadian GAAP the depreciation on corporate and exploration assets was included with depreciation and depletion whereas under IFRS the Company has allocated these amount based on the underlying function which results in a reallocation of the costs to general and administrative and exploration.

Impact on Consolidated Statements of Comprehensive Income

	Year ended	Six months ended	Three months ended
	December 31	June 30,	June 30,
	2010	2010	2010
Depreciation and depletion	$(176)	$(83)	$(41)
General and administrative	69	33	19
Exploration	107	50	22
Adjustment to comprehensive loss	$-	$-	$-

Endeavour Silver Corp.	Page - 35 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Six and Three Months ended June 30, 2011 and 2010
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE	Suite #301, 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
	Telephone:	(604) 685-9775
1-877- 685-9775
	Facsimile:	(604) 685-9744
	Website:	www.edrsilver.com

DIRECTORS	Bradford Cooke
Godfrey Walton
Leonard Harris
Mario Szotlender
Geoff Handley
Rex McLennan
Ricardo Campoy

OFFICERS	Bradford Cooke ~ Chairman and Chief Executive Officer
Godfrey Walton ~ President and Chief Operating Officer
Dan Dickson ~ Chief Financial Officer
Barry Devlin ~ Vice-President, Exploration
Hugh Clarke ~ Vice-President, Corporate Communications
Dave Howe ~ Vice-President, Country Manager/VP of
Operations

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS	Koffman Kalef LLP
19th Floor – 885 West Georgia Street
Vancouver, BC, V6C 3H4

SHARES LISTED	Toronto Stock Exchange
Trading Symbol - EDR

American Stock Exchange
Trading Symbol – EXK

Frankfurt Stock Exchange
Trading Symbol - EJD

Endeavour Silver Corp.	Page - 36 -